

Mail Stop 4546

August 24, 2017

Kinney L. McGraw
Chairman and President
McGraw Conglomerate Corporation
1900 E. Golf Road
Suite 950
Schaumburg, IL 60173

> **Re: McGraw Conglomerate Corporation**
> **Amendments No. 2 and No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed August 4, 2017**
> **File No. 024-10657**

Dear Mr. McGraw:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2017 letter.

Part I
Item 2. Issuer Eligibility

1.   We acknowledge your revised disclosure in response to comment 1. To further assess your response, please tell us in your response letter whether you expect to acquire ADR Custom Builders if you only receive the minimum offering amount.

Item 5. Jurisdictions in Which Securities are to be Offered

2.   We note that your revised subscription agreement states that you may offer the shares to "residents of as many as all 50 states," but you have not included all 50 states in this section. Please reconcile.

Part II
Cover Page of Offering Circular

3.   We acknowledge your response to comment 5; however, it does not appear you have added the date of the offering circular. Please do so or advise. In addition, we note you have revised your legend. Please revise your legend to comply with the legend required by Rule 253(f) of Regulation A.

4.   We refer to prior comment 6. Please revise the Offering Circular cover to clarify that you currently do not have operations.

5.   We note your disclosure in this section, and elsewhere in your Offering Circular, indicating that you are offering the shares through registered broker-dealers or "other independent referral sources." Please tell us in your response letter who these sources are, if known, and also explain their role in offering the securities.

Item 6. Use of Proceeds

6.   For each of C&C Kolorpatch and ADR Custom Builders, please disclose the expected purchase price of each of these businesses. See Instruction 7 to Item 6 of the Form 1-A.

7.   We note your references to the revenues of C&C Kolorpatch and ADR Custom Builders. Please disclose the approximate amount of revenues each company received in its prior fiscal year.

Item 17. Description of Exhibits

8.   We refer to your statement in your response, dated August 4, 2017, that you now have entered into two letters of intent with respect to your proposed acquisition targets. Please file such agreements, or explain why they are not required to be filed pursuant to Item 17.6 or 17.7.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Randall S. Goulding, Esq. — Securities Counselors, Inc.